FORM 6-K/A

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of August, 2002

                          GRANITE MORTGAGES 01-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

The registrants have caused this amended report to be filed pursuant to Rule 12b-15 in order to amend the arrears analysis of non-repossessed mortgage loans contained in the report filed on 26 September 2002.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.


                                    GRANITE MORTGAGES 01-1 PLC


                                    By:                /s/  Clive Rakestrow
                                       ------------------------------------
                                    Name:  L.D.C. Securitisation Director No. 1
                                    Limited by its authorized person Clive
                                    Rakestrow for and on its behalf
                                    Title:  Director
Date: 25 November 2002

                                    GRANITE FINANCE FUNDING LIMITED


                                    By:              /s/  Nigel Charles Bradley
                                       ----------------------------------------
                                    Name:  Nigel Charles Bradley
                                    Title:  Director
Date: 25 November 2002

                                    GRANITE FINANCE TRUSTEES LIMITED


                                    By:                    /s/  Richard Gough
                                       --------------------------------------
                                    Name:  Richard Gough
                                    Title:  Director
Date: 25 November 2002

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 01-1 PLC
Monthly Report re: , Granite Mortgages 01-1 Plc,
  Granite Finance Trustees Limited
  and Granite Finance Funding Limited
Period 1 August 2002 - 31 August 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                                      81,707

Current Balance                                             (pound)4,973,190,800

Last Months Closing Trust Assets                            (pound)5,214,106,923

Funding share                                               (pound)4,680,007,918

Funding Share Percentage                                              94.10%

Seller Share                                                 (pound)293,182,882

Seller Share Percentage                                               5.90%

Minimum Seller Share (Amount)                                (pound)102,689,715

Minimum Seller Share (% of Total)                                     2.06%


Arrears Analysis of Non Repossessed Mortgage Loans

                          Number                 Principal ((pound))     Arrears ((pound))       By Principal (%)
                          ------                 -------------------     -----------------       ----------------
< 1 Month                 81,083                    4,938,750,929                0                      99.31%

> = 1 < 3 Months            523                        28,658,192             214,628                    0.58%

> = 3 < 6 Months            83                          4,792,027             104,572                    0.10%

> = 6 < 9 Months            14                            769,173              39,303                    0.02%

> = 9 < 12 Months            2                             73,634               4,523                    0.00%

> = 12 Months                2                            146,845               8,747                    0.00%

Total                     81,707                    4,973,190,800             371,773                  100.00%


Properties in Possession

                                                Number              Principal ((pound))     Arrears ((pound))
                                                ------              -------------------     -----------------
Total (since inception)                            3                       97,149                 11,004

Properties in Possession                                                     1

Number Brought Forward                                                       1

Repossessed                                                                  0

Sold                                                                         2

Number Carried Forward                                                       0

Average Time from Possession to Sale                                        144

Average Arrears at Sale                                                  (pound)973

MIG Claims Submitted                                                         2

MIG Claims Outstanding                                                       2

Average Time from Claim to Payment                                           0

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution


                                               Number            Principal ((pound))
                                               ------            -------------------
Substituted this period                           0                    (pound)0

Substituted to date (since 26 March 2001)      82,454            (pound)5,240,269,578


CPR Analysis

                                               Monthly              Annualised
                                               -------              ----------

Current Month CPR Rate                          4.84%                 44.89%

Previous Month CPR Rate                         4.51%                 42.51%




Weighted Average Seasoning (by value) Months                          34.89

Weighted Average Remaining Term (by value) Years                      18.80

Average Loan Size                                              (pound)60,866

Weighted Average LTV (by value)                                       76.39%


Product Breakdown


Fixed Rate (by balance)                                               32.15%

Flexible - Together (by balance)                                      19.02%

Variable (by balance)                                                 48.83%

Tracker (by balance)                                                   0.00%

Total                                                                100.00%


Geographic Analysis

                          Number            % of Total           Value ((pound))            % of Total
                          ------            ----------           ---------------            ----------
East Anglia                2,255                2.76%              136,762,747                 2.75%

East Midlands              7,175                8.78%              388,903,521                 7.82%

Greater London            10,213               12.50%              879,757,453                 17.69%

North                     14,291               17.49%              646,514,804                 13.00%

North West                11,529               14.11%              606,729,278                 12.20%

South East                12,673               15.51%              990,659,607                 19.92%

South West                 5,695                6.97%              363,042,928                  7.30%

Wales                      3,136                3.84%              164,115,296                  3.30%

West Midlands              5,172                6.33%              302,867,320                  6.09%

Yorkshire                  9,568               11.71%              493,837,846                  9.93%

Total                     81,707                100%              4,973,190,800                 100%

LTV Levels Breakdown

                                               Number            Value ((pound))            % of Total
                                               ------            ---------------            ----------
< 10%                                            310                4,973,191                  0.10%

> = 10% < 20%                                    989                31,331,102                 0.63%

> = 20% < 30%                                   2,035               88,522,796                 1.78%

> = 30% < 40%                                   3,293              175,056,316                 3.52%

> = 40% < 50%                                   4,510              273,028,175                 5.49%

> = 50% < 60%                                   6,095              401,833,817                 8.08%

> = 60% < 70%                                   7,697              536,607,287                 10.79%

> = 70% < 80%                                  10,581              731,059,048                 14.70%

> = 80% < 90%                                  18,956             1,212,961,236                24.39%

> = 90% < 95%                                  17,828             1,028,455,857                20.68%

> = 95% < 100%                                  9,413              489,361,975                  9.84%

> = 100%                                          0                     0                       0.00%

Total                                          81,707             4,973,190,800                100.0%



NR Current Existing Borrowers' SVR                                    5.85%

Effective Date of Change                                        1 December 2001

Notes       Granite Mortgages 01-1 plc

                                               Rating
                       Outstanding        Moodys/S&P/Fitch        Reference Rate               Margin
                       -----------        ----------------        --------------               ------
Series 1

A1                     $365,000,000       Aaa/AAA/AAA                   1.98%                   0.12%

A2                     $735,000,000       Aaa/AAA/AAA                   2.07%                   0.21%

B                      $ 50,000,000       Aa3/AA/AA                     2.26%                   0.40%

C                      $ 67,500,000       Baa2/BBB/BBB                  3.26%                   1.40%

Series 2

A                  (pound)350,000,000     Aaa/AAA/AAA                   4.26%                   0.24%

B                  (pound) 10,000,000     Aa3/AA/AA                     4.42%                   0.40%

C                  (pound) 15,000,000     Baa2/BBB/BBB                  5.42%                   1.40%


Credit Enhancement

                                                                                         % of Funding Share
                                                                                         ------------------

Class B Notes ((pound)Equivalent)                                 (pound)44,345,377             0.95%

Class C Notes ((pound)Equivalent)                                 (pound)61,366,259             1.31%



Granite Mortgages 01-1 Reserve Fund Requirement                   (pound)20,000,000             0.43%

Balance Brought Forward                                           (pound)20,000,000             0.43%

Drawings this Period                                                   (pound)0                 0.00%

Reserve Fund Top-up this Period*                                       (pound)0                 0.00%

Excess Spread                                                          (pound)0                 0.00%

Current Balance                                                   (pound)20,000,000             0.43%
*Top-ups only occur at the end of each quarter.


Funding Reserve Balance                                           (pound)11,190,645             0.24%

Funding Reserve %                                                         0.5%                    NA